UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2013

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton resourcing the future BHP Billiton Limited 180 Lonsdale Street Melbourne Victoria 3000 Australia GPO BOX 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 4372 bhpbilliton.com BHP Billiton Plc Neathouse Place London SW1V 1BH UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhpbilliton.com 28 May 2013 To: Australian Securities Exchange1 London Stock Exchange cc: New York Stock Exchange JSE Limited COAL BRIEFING AND QUEENSLAND COAL SITE TOUR BHP Billiton advises that there will be a Coal briefing and Hay Point site tour on Wednesday, 29 May 2013. The Queensland Coal visit will conclude with a tour of the Peak Downs mine and Caval Ridge project on Thursday, 30 May 2013. A copy of the materials to be presented on Wednesday, 29 May 2013 is attached. The remaining materials will be released on Thursday, 30 May 2013. The presentation materials will be available on the BHP Billiton website at www.bhpbilliton.com. Jane McAloon Group Company Secretary 1 This release was made outside the hours of operation of the ASX market announcements office. BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place, London SW1V 1BH United Kingdom The BHP Billiton Group is headquartered in Australia

BMA BHP Billiton Coal overview bhpbilliton resourcing the future Dean Dalla Valle President Coal 29 May 2013

Disclaimer bhpbilliton resourcing the future Forward looking statements This presentation contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments. Forward looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements. These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward looking statements. For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events. Non-IFRS financial information BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review. UK GAAP financial information Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information. No offer of securities Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton. Coal briefing, 29 May 2013 Slide 2

Disclaimer bhpbilliton resourcing the future Coal Resources This presentation includes information on Coal Resources (inclusive of Coal Reserves). Coal Resources are compiled by: R Macpherson (MAIG) – Metallurgical Coal and D Lawrence (SACNASP) – Energy Coal. This is based on Coal Resource information in the BHP Billiton 2007 and 2012 Annual Report for all assets. All reports can be found at www.bhpbilliton.com. All information is reported under the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004’ (the JORC Code) by the above mentioned persons who are employed by BHP Billiton and have the required qualifications and experience to qualify as Competent Persons for Mineral or Coal Resources under the JORC Code. The compilers verify that this report is based on and fairly reflects the Coal Resources information in the supporting documentation and agree with the form and context of the information presented. Coal Resource classifications (100% basis) for each province, where relevant, are contained in Table 1. Table 1 Asset Measured Resource Indicated Resource Inferred Resource BHP Billiton interest (million tonnes) (million tonnes) (million tonnes) (%) Metallurgical coal 2007 2012 2007 2012 2007 2012 2007 2012 CQCA and Gregory JV 1,549 2,812 3,174 4,524 3,239 3,772 50 50 BHP Mitsui 116 183 646 1,119 1,035 1,082 80 80 Illawarra Coal 200 283 202 453 774 589 100 100 IndoMet Coal 0 83 120 33 0 658 75 75 Energy coal New Mexico 1,097 847 5 260 0 4 100 100 South Africa 2,098 1,836 1,742 1,030 1,999 1,030 921 100 Australia 983 1,229 1,873 2,808 1,319 1,729 100 100 Colombia 905 2,955 1,214 984 58 730 33.3 33.3 1. Weighted average equity interest. Coal briefing, 29 May 2013 Slide 3

Program bhpbilliton resourcing the future Day 1: Wednesday, 29 May 2013 BHP Billiton Coal overview Metallurgical coal market outlook Metallurgical coal financial performance Metallurgical coal projects Hay Point overview Hay Point site visit Day 2: Thursday, 30 May 2013 BMA overview Peak Downs site visit Caval Ridge site visit Dean Dalla Valle Vicky Binns Gideon Oberholzer Phil Hynes Stephen Dumble Stephen Dumble Coal briefing, 29 May 2013 Slide 4

Key themes bhpbilliton resourcing the future A strong management team with deep operational experience Committed to ongoing improvement in HSEC performance Our productivity agenda will increase returns from our installed capacity We have taken decisive action to drive costs lower Capital expenditure will peak in FY13 with no new major projects planned Further simplification of the portfolio remains a priority Our plan will deliver substantial growth in free cash flow Coal briefing, 29 May 2013 Slide 5

Operationally experienced leadership team bhpbilliton resourcing the future President Coal Dean Dalla Valle VP Projects Phil Hynes VP Strategy & Development David Ruddell VP Finance Gideon Oberholzer VP Human Resources Matthew Brady VP HSEC Hannes van Rensburg VP External Affairs Kym Winter Dewhirst Asset President BECSA Manie Dreyer Asset President NSWEC Peter Sharpe Asset President BMA Stephen Dumble VP Production New Mexico, BMC, Illawarra Michael Rosengren VP Marketing Coal Vicky Binns Coal briefing, 29 May 2013 Slide 6

Managing material risks to eliminate fatalities is our first priority bhpbilliton resourcing the future Total Recordable Injury Frequency (TRIF, 12 month moving average) 10 8 6 4 2 0 TRIF Metallurgical coal fatality Energy coal fatality Jun 08 Jun 09 Jun 10 Jun 11 Jun 12 Coal briefing, 29 May 2013 Slide 7

Committed to ongoing improvement in HSEC bhpbilliton resourcing the future Health Safety Environment Community Improve controls to eliminate and reduce occupational exposures such as diesel exhaust, respirable dust and silica Manage workplace fatigue Control and reduce malaria, HIV and TB in developing nations Focus on visible safety leadership Manage material and fatal risks – standardise critical controls Simplify health and safety management systems and procedures Increase water recycling and reduce high quality water consumption Maximise gas capture and abatement to reduce greenhouse gas emissions Work with local communities and governments to effectively manage dust and noise Deliver major health, education and housing programs in developing nations Continue our substantial contribution to local community groups Support our local buying program in the Bowen Basin Coal briefing, 29 May 2013 Slide 8

Our business is underpinned by our high quality resource base bhpbilliton resourcing the future Substantial high quality resource base1 (billion tonnes, equity share) 15 10 5 0 Metallurgical coal Energy coal FY07 FY12 Share of BHP Billiton production2 Coal 21% Share of BHP Billiton EBIT2 Coal 14% New Mexico Coal 100% Cerrejón Coal 33.3% Metallurgical coal assets Energy coal assets Offices Energy Coal South Africa (BECSA) 100%3 Singapore Marketing office IndoMet Coal project 75% BHP Billiton Mitsui Coal (BMC) 80% BHP Billiton Mitsubishi Alliance (BMA) 50% Coal head office NSW Energy Coal 100% Illawarra Coal 100% 1. Coal Resources (100% terms) are tabulated in Disclaimer Table 1. 2. Contribution to BHP Billiton over the five year period from FY08 to FY12. Production calculated on a copper equivalent basis using FY12 average prices. 3. BHP Billiton’s effective interest in BECSA will reduce to 90% following completion of a Black Economic Empowerment transaction and Employee Share Ownership Program implementation. Coal briefing, 29 May 2013 Slide 9

Our plan will deliver substantial growth in free cash flow bhpbilliton resourcing the future We will pull the productivity lever hard with an extreme focus on operating performance maximise utilisation of installed capacity deliver significant operating cost savings complete existing capital expenditure programs continue to simplify the portfolio We have the resources, assets, people and a plan that will seek to increase margins and returns in the absence of higher prices This plan will substantially increase free cash flow and cement the integrated Coal business as the ‘fourth pillar’ of the BHP Billiton portfolio Mt Arthur Coal Coal briefing, 29 May 2013 Slide 10

We will maximise utilisation of installed capacity

bhpbilliton

resourcing the future

• Our operational focus is to maximise utilisation of installed capacity

• recover latent capacity

• complete projects in execution

• debottleneck installed capacity

• A substantial increase in metallurgical coal volumes will underpin lower unit costs

• Queensland Coal is currently producing at 100% of supply chain capacity

• by FY15 capacity will be more than 40% higher than FY12 production

• We will continue to optimise our energy coal production mix with a focus on high margin export volumes

Metallurgical coal production capacity1

(million tonnes per annum, 100% basis)

100

75

50

25

0

7

55

7

46

8

44

8

51

16

9

66

FY10 FY11 FY12 FY13e

Projects & latent capacity

FY15e

Queensland Coal

Illawarra

1. Includes major projects in execution; FY15 capacity excludes Norwich Park and Gregory nominal capacity.

Coal briefing, 29 May 2013

Slide 11

We have taken decisive action to drive costs lower

bhpbilliton

resourcing the future

• Decisive action has already delivered tangible results

• temporary closure of high cost metallurgical coal mines

• US$0.8 billion annualised controllable cash cost savings achieved for our Coal business in H1 FY13

• Substantial opportunity to deliver further cost savings

• maximise utilisation to drive unit costs lower

• optimise contractor usage and rates

• reduce supplier costs and general overheads

• reduce business development and exploration expenditure

• The implementation of our productivity agenda will drive margins and returns higher

Coal business cash cost savings achieved in H1 FY131

(US$ million)

500

375

250

125

0

252 52(37) 267 134 401

Operating

Overheads

Volume related

Sub-total

Exploration & business development

Total

(P&L)

Metallurgical coal unit cash costs2

(index, FY08 = 100)

250

200

150

100

FY08

FY09

FY10

FY11

FY12

Q1 FY13

Q2 FY13

Q3 FY13

Q4 FY13e

BMA BMC Illawarra

1. Controllable cash costs exclude non-cash and one-off items. Variance relative to H1 FY12.

2. A$ per tonne FOB costs - cash production costs plus shiploading, demurrage, royalties and marketing and selling costs.

Coal briefing, 29 May 2013

Slide 12

Our productivity agenda extends to development projects

bhpbilliton

resourcing the future

• Capital expenditure will peak in FY13

• Our major Coal projects in execution are nearing completion with the majority expected to deliver first production by end CY14

• Caval Ridge, 63% complete

• Hay Point Stage Three Expansion, 61% complete on the basis of the revised scope

• Appin Area 9, 40% complete

• Newcastle Third Port Stage Three, 71% complete

• Cerrejón P40, 65% complete

• We will substantially reduce development expenditure with no new major projects planned

• Our plan will result in a substantial increase in free cash flow

Coal capital and exploration expenditure

(US$ billion)

5.0

4.0

3.0

2.0

1.0

0.0

FY08

FY091

FY10

FY11

FY12

FY13e

FY14e

FY15e

Forecast

Minor and sustaining

Major project

Exploration

Note: All references regarding project completion are as at 30 April 2013.

1. Saraji East acquisition of US$980 million excluded from FY09 expenditure.

Coal briefing, 29 May 2013

Slide 13

Further simplification of the portfolio remains a priority

bhpbilliton

resourcing the future

• Formation of the integrated Coal business has led to a significant reduction in overheads

• Assets must earn their right to remain in the portfolio

• We have taken decisive action across our Coal operations

• temporary closure of high cost Norwich Park and Gregory open cut mines

• New Mexico non-binding MOU to transfer full ownership of the Navajo Coal Company to the Navajo Nation

• we will selectively pursue asset divestment opportunities with a firm focus on value

• We will focus our efforts on the things that matter most

Goonyella Riverside

Coal briefing, 29 May 2013

Slide 14

Key themes

bhpbilliton

resourcing the future

• A strong management team with deep operational experience

• Committed to ongoing improvement in HSEC performance

• Our productivity agenda will increase returns from our installed capacity

• We have taken decisive action to drive costs lower

• Capital expenditure will peak in FY13 with no new major projects planned

• Further simplification of the portfolio remains a priority

• Our plan will deliver substantial growth in free cash flow

Coal briefing, 29 May 2013 Slide 15

Metallurgical coal market outlook

Vicky Binns

Vice President Marketing Coal

29 May 2013

bhpbilliton

resourcing the future

Key themes

bhpbilliton

resourcing the future

• Strong steel production outlook continues to underpin metallurgical coal demand

• Scrap will become an increasingly important component of Chinese steel production

• China has become a significant importer of metallurgical coal

• Future demand growth is expected to transition towards other emerging economies

• The market appears comfortably supplied in the near-term

• BHP Billiton coals continue to be among the most highly valued, supporting strong long-term margins

• We are progressing towards a more liquid, index-linked metallurgical coal market

Coal briefing, 29 May 2013

Slide 17

BHP Billiton is a major seaborne supplier

bhpbilliton

resourcing the future

CY12 metallurgical coal supply, selected

seaborne suppliers1

(million tonnes)

60

50

40

30

20

10

0

BHP Billiton

Teck

Alpha NR

Mechel

Rio Tinto

Anglo American

Peabody

Walter Energy

Xstrata

BHP Billiton metallurgical coal sales

(%)

100

80 60 40 20

0

FY09 FY10 FY11 FY12 FY13e

China

India

Europe

Japan, Korea, Taiwan

Latin America

Other

Source: Company filings.

1. Presented on a 100% basis except Anglo American which is presented on an equity basis. Peabody and Alpha tonnages represent metallurgical coal sales. Figures could include some thermal coal. Some producers converted from short tonnes to metric tonnes.

Coal briefing, 29 May 2013

Slide 18

China has driven global steel production growth

bhpbilliton

resourcing the future

• Industrialisation and urbanisation of China has underpinned strong global steel demand growth

• Chinese crude steel production is expected to peak at ~1.1 billion tonnes by ~2025

• Steel production growth in China is expected to moderate as steel intensity per unit of GDP declines

• Pig iron growth rates will decline further as scrap use increases

• Growth ex-China is expected to be driven by India and, to a lesser extent, Latin America, the CIS and South East Asia

• However, the Indian steel outlook is less certain as steel production growth has been slower than expected

Crude steel production

(million tonnes)

CAGR

2000-2010

2010-2030

China

15.5%

2.7%

Rest of world

0.9%

3.2%

3,000

2,000

1,000

0

2000 2005 2010 2015e 2020e 2025e 2030e

China

Rest of World

Pig iron production

(million tonnes)

CAGR

2000-2010

2010-2030

China

16.4%

1.1%

Rest of world

-0.2%

3.2%

1,800

1,200

600

0

2000 2005 2010 2015e 2020e 2025e 2030e

China

Rest of World

Source: BHP Billiton; World Steel Association.

Coal briefing, 29 May 2013

Slide 19

Scrap usage in China will increase substantially

bhpbilliton

resourcing the future

• Scrap availability in China is expected to quadruple from 2010 to 2030

• Increased usage of scrap in basic oxygen furnaces will see pig iron growth rates decline

• Electric arc furnaces are expected to contribute a significant share of total Chinese steel production by 2030

China scrap availability to total steel output

(%) (million tonnes)

50

40

30

20

10

0

1,250

1,000

750

500

250

0

2000 2005 2010 2015e 2020e 2025e 2030e

Scrap availability (RHS)

Steel production (RHS)

Scrap ratio to steel output (LHS)

Source: BHP Billiton; World Steel Association.

Coal briefing, 29 May 2013

Slide 20

China is now a significant importer of metallurgical coal

bhpbilliton

resourcing the future

Chinese metallurgical

coal consumption

(million tonnes)

800

600

400

200

0

Pig iron production

(million tonnes)

800

600

400

200

0

2002

2003

2004

2005

2006

2007

2008

2009

2010

2011

2012

2020e

Imports

Domestic

Pig iron

Source: BHP Billiton; China Customs.

Chinese coking coal imports

(million tonnes)

60

40

20

0

(20)

(40)

2002

2003

2004

2005

2006

2007

2008

2009

2010

2011

2012

Coking coal imports

Coking coal exports

Coal in coke exports Net imports

Source: BHP Billiton; China Customs.

Note: Coking coal, inclusive of Mongolia.

Coal briefing, 29 May 2013

Slide 21

Long-term seaborne metallurgical coal demand will transition towards other emerging markets bhpbilliton

resourcing the future

• China is expected to remain a significant importer, however much of China’s future demand growth will be met by domestic coals

• Global metallurgical coal demand growth rates will moderate as demand transitions towards other emerging markets

• India is expected to be the most significant source of new seaborne demand

• Rest of world (RoW) demand growth will be driven by Turkey and South East Asia

• Limited growth is expected in developed markets such as Europe and Japan

Source: BHP Billiton; GTIS; IEA.

Global metallurgical coal demand

(million tonnes)

CAGR

2000-2010

2010-2030

Global

6.2%

1.5%

1,600

1,200

800

400

0

Brazil

India

China

RoW developing

RoW developed

Actual

Forecast

2000

2003

2006

2009

2012

2015e

2018e

2021e

2024e

2027e

2030e

Coal briefing, 29 May 2013

Slide 22

bhpbilliton

resourcing the future

The industry has responded to Australian supply constraints

Severe production constraints in Australia led to a sharp price increase in CY11

Higher prices induced a substantial increase in US supply

As a result, the market rebalanced and prices mean reverted

The market is currently well supported by the cost of high quality Australian supply

The US remains the swing producer while China, with an abundance of domestic supply options, will be the source of swing demand

In the absence of a major supply disruption, near-term metallurgical coal prices will be range bound

Metallurgical coal seaborne supply versus Q1 2010 forecast

(million tonnes per annum)

40 20 0 (20) (40)

Australia USA

2010 2011 2012

US exports of metallurgical coal

(million tonnes, annualised)

(US$/tonne, FOB)

80

60

40

20

0

400

300

200

100

0

CY08 CY09 CY10 CY11 Q1 Q2 Q3 Q4 Q1

CY12 CY12 CY12 CY12 CY13

US exports (LHS) Hard coking coal price (RHS)

Source: BHP Billiton; GTIS; Platts.

Coal briefing, 29 May 2013

Slide 23

Future supply growth is predominantly Australian

bhpbilliton

resourcing the future

The recovery of latent capacity and delivery of projects in execution in Australia should lead to a comfortably supplied market in the near-term

Emerging supply basins in Mozambique and Mongolia have had limited impact to date

Unlocking these new basins has proven challenging given their risk and capital intensity

The growth profile for US supply is limited

Slower demand growth and range-bound pricing in the near-term could lead to project delays

Australian quality hard coking coals are expected to remain among the most highly valued

Source: BHP Billiton; WoodMackenzie; GTIS.

Note: Mongolian land based (not seaborne) exports included.

Metallurgical coal seaborne supply

(million tonnes per annum)

2010-2015 2015-2020 2020-2025 2025-2030

CAGR 7.9% 4.1% 1.4% 0.1%

600 500 400 300 200 100 0

2010 2015e 2020e 2025e 2030e

Australia Canada Indonesia

Mozambique Russia United States

Mongolia Others

Coal briefing, 29 May 2013 Slide 24

BHP Billiton’s coals are at the higher end of the value chain bhpbilliton

resourcing the future

Coal strength

(coke CSR)

BHP Billiton brands1

80 70 60 50 40 30 20 10 0

Saraji

Peak Downs

Illawarra

Goonyella

Blend quality target

Hard CC

Gregory

Semi-hard CC

Poitrel

Blackwater coking

Blackwater weak

Semi-soft CC

LV low-volatile matter

MV mid-volatile matter

HV high-volatile matter

15 17 19 21 23 25 27 29 31 33 35 37 39

Coal volatile matter

(% air dried)

Source: BHP Billiton.

1. BHP Billiton coking coal brands in bold text.

Coal briefing, 29 May 2013 Slide 25

BHP Billiton’s coals are at the higher end of the value chain bhpbilliton

resourcing the future

BHP Billiton brands1 and coal basins

Coal strength

(coke CSR)

80 70 60 50 40 30 20 10 0

15 17 19 21 23 25 27 29 31 33 35 37 39

Peak Downs

Saraji

Illawarra

AUS and CAN Prime HCCs

Goonyella

Hard CC

Blend quality target

US LV

AUS SHCCS

Poitrel

Gregory

Prime US HV

Semi-hard CC

Blackwater coking

AUS Hunter Valley SSCC

Blackwater weak

Semi-soft CC

LV low-volatile matter

MV mid-volatile matter

HV high-volatile matter

Coal volatile matter

(% air dried)

Source: BHP Billiton.

1. BHP Billiton coking coal brands in bold text.

Coal briefing, 29 May 2013 Slide 26

Price indices are becoming more liquid and increasingly accepted in the industry bhpbilliton

resourcing the future

Various price indices are available to the market, with CSR, volatiles and ash among the key value drivers

There are an increasing number of index providers accepted by the industry

Increased spot sales have led to greater liquidity

Price discovery has improved and is now more reflective of the market

Pricing ranges have narrowed, however better quality LV HCC maintains a premium even in weak markets

More customers are employing index-linked pricing in contracts

Coking coal price indices

(US$/tonne)

250 200 150 100 50

Platts LV HCC FOB

Argus FOB HCC

Platts 64 CSR Mid-vol FOB Platts LV PCI FOB

Platts SSCC FOB

Apr 12 May 12 Jun 12 Jul 12 Aug 12 Sep 12 Oct 12 Nov 12 Dec 12 Jan 13 Feb 13 Mar 13 Apr 13

Source: Platts; Argus.

Coal briefing, 29 May 2013 Slide 27

Key themes

bhpbilliton

resourcing the future

Strong steel production outlook continues to underpin metallurgical coal demand

Scrap will become an increasingly important component of Chinese steel production

China has become a significant importer of metallurgical coal

Future demand growth is expected to transition towards other emerging economies

The market appears comfortably supplied in the near-term

BHP Billiton coals continue to be among the most highly valued, supporting strong long-term margins

We are progressing towards a more liquid, index-linked metallurgical coal market

Coal briefing, 29 May 2013 Slide 28

bhpbilliton

resourcing the future

Peak Downs

Metallurgical coal financial performance

Gideon Oberholzer

Vice President Finance Coal

29 May 2013

Our plan will substantially increase free cash flow

bhpbilliton

resourcing the future

Strong financial performance over the last five financial years reflects the underlying quality of our metallurgical coal assets

US$11.9 billion of Underlying EBIT1, representing 10% of total BHP Billiton Underlying EBIT

US$13.8 billion of cash generated from operations, representing 10% of total BHP Billiton cash generated from operations

14% of total BHP Billiton copper equivalent production2

average EBIT margin of 34%

Recent performance has been affected by significant market and operating challenges

The opportunity lies before us to significantly increase margins and free cash flow

1. Excluding exceptional items and third party products.

2. Copper equivalent production calculated using FY12 average prices.

Metallurgical coal financial performance1

(EBIT, US$ billion)

(EBIT margin, %)

6 4 2 0 (2)

FY08 FY09 FY10 FY11 FY12 H1 FY13

60 40 20

0 (20)

EBIT EBIT margin

EBIT contribution by asset

(Average EBIT FY08 to FY121)

Illawarra 19%

BMC 16%

BMA 65%

Coal briefing, 29 May 2013 Slide 30

A challenging operating environment

bhpbilliton

resourcing the future

A number of factors have constrained profitability

severe operational challenges

substantial drop in coal prices

significant increase in Queensland royalties and the introduction of a carbon tax cost inflation driven by a heated market for labour, consumables, contractors and accommodation persistent strength of the Australian dollar

We have a simple roadmap to recovery and have already delivered tangible results

HCC prices have experienced a sharp decline

(US$/tonne, FOB)

350 300 250 200 150 100

100

Apr 10 Nov 10 May 11 Dec 11 Jun 12 Jan 13

Argus FOB HP (USD)

Argus FOB HP (AUD equivalent)

Source: Argus.

Coal briefing, 29 May 2013 Slide 31

Queensland Coal is now operating at supply chain capacity

bhpbilliton

resourcing the future

Queensland Coal volumes were severely constrained by extraordinary rainfall events and industrial activity

Operating challenges have recently been overcome

flood mitigation infrastructure and water release programs have reduced risk a three year BMA Enterprise Bargaining Agreement was signed in October 2012

BMA capacity utilisation has recovered

(%)

120

100

80 60 40

Sep 09 Dec 09 Mar 10 Jun 10 Sep 10 Dec 10 Mar 11 Jun 11 Sep 11 Dec 11 Mar 12 Jun 12 Sep 12 Dec 12 Mar 13 Jun 13e

Coal briefing, 29 May 2013 Slide 32

A sustainable reduction in costs is our primary goal

bhpbilliton

resourcing the future

We are targeting five key components of our cost base to reduce operating expenditure a reduction in contractor usage and rates

a significant reduction in overheads

the alignment of mine input costs with the external market

a reduction in exploration and study costs

the closure of high cost operations

Substantial reduction in BMA functional headcount

(full time equivalent, index, July 2012 = 100)

150

100

50

0

Jul 12

FY13e

Targeted FY13 cost savings are broad based

Other

Consultants

Personnel Contract reduction

Equipment

Maintenance

Coal briefing, 29 May 2013 Slide 33

Strong progress has already been achieved

bhpbilliton

resourcing the future

We have successfully renegotiated terms with some contractors while other contracts have been terminated

We have optimised the use of hire equipment and rationalised the mining fleet

We have renegotiated terms with suppliers of bulk consumables, spares and maintenance services

We have delivered significant savings and will continue to pull the productivity lever hard

BMA monthly absolute mine site cash costs

(AUD, index, FY12 = 100)

110 100 90 80 70 60

FY12 Jul 12 Aug 12 Sep 12 Oct 12 Nov 12 Dec 12 Jan 13 Feb 13 Mar 13 Apr 13 May 13e Jun 13e

BMA unit cash costs have turned the corner1

(index, FY08 = 100)

250 150 50

FY08 FY09 FY10 FY11 FY12 H1 FY13 H2 FY13e

1. A$ per tonne FOB costs - cash production costs plus shiploading, demurrage, royalties and marketing and selling costs.

Coal briefing, 29 May 2013 Slide 34

Our expenditure profile declines significantly from FY14

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Capital expenditure will peak in FY13

No new major projects are being considered

Our capital expenditure profile will trend towards the rate required to sustain our operations in the medium to long term

We are ‘long’ resource and have sustainably reduced exploration expenditure

Metallurgical coal capital and exploration expenditure

(US$ billion, BHP Billiton share)

4.0

3.0

2.0

1.0

0.0

FY08 FY091 FY10 FY11 FY12 FY13e FY14e FY15e

Forecast

Major project

Minor and sustaining

Exploration

1. Saraji East acquisition of US$980 million excluded from FY09 expenditure.

Coal briefing, 29 May 2013 Slide 35

Our plan will substantially increase free cash flow

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We have the coal resources, people and a plan to maximise returns from our asset base

– increase the productivity and efficiency of the supply chain

– deliver a sustainable reduction in costs

– re-establish our competitive advantage

– substantially increase free cash flow

Coal briefing, 29 May 2013 Slide 36

Caval Ridge CPP

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Metallurgical coal projects

Phil Hynes

Vice President Project Development Coal

29 May 2013

Our capital expenditure will peak in FY13

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We have successfully completed a number of projects with ramp-up progressing to plan

We are committed to the successful delivery of the remaining projects in execution

No new major projects are planned

Valuable options provide us with substantial flexibility in the long term

South Walker Creek CHPP upgrade

Coal briefing, 29 May 2013 Slide 38

Daunia and Broadmeadow projects successfully delivered

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Daunia

4.5 mtpa (100% basis) greenfield mine development

First production achieved in March 2013, ahead of schedule and under budget

Forecast to ramp-up to nameplate capacity by Q4 CY13

Budget of US$800 million (BHP Billiton share) with forecast final cost of US$710 million

Broadmeadow Life Extension

Extends mine life and increases capacity by 0.4 mtpa (100% basis)

First production achieved in March 2013, ahead of schedule

Forecast to ramp-up to nameplate capacity by Q4 CY13

Budget of US$450 million (BHP Billiton share) with forecast final cost of US$473 million

Longwall top coal caving provides upside potential

Daunia CHPP

Broadmeadow stack out conveyor

Coal briefing, 29 May 2013 Slide 39

Caval Ridge will be a tier 1 hard coking coal asset

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Project progressing to plan

– budget of US$1.87 billion (BHP Billiton share)

– project is 63% complete1, with initial production expected in CY14

Resource life of the initial project is expected to be greater than 60 years2

Caval Ridge refers to the northern extension of the Peak Downs mine

Peak Downs North coking coal is a high quality premium hard coking coal

Mining fleet supports initial 5.5 mtpa (100% basis) open cut mine

– owner operated dragline / truck and shovel operation

Preparation plant is being constructed with capacity of 10 mtpa (100% basis)

– a low cost expansion will be timed to meet market demand

Coal Prep Plan Building Screen Floor

Tailings filter building

1. As at 30 April 2013.

2. The Resource Life is estimated from the Caval Ridge resource base (767 mt) divided by the approved production rate of 5.5 mtpa, factored up by coal preparation plant recovery (56%) and mining recovery (96%). The Caval Ridge Resource is incorporated into the Peak Downs Mineral Resource reported as of 30 June 2012 composed of: Measured Resource 685 mt; Indicated Resource 874 mt , Inferred Resource 572 mt on a 100% basis (BHP Billiton interest is 50%) and should be read together with and subject to, the notes set out in the FY12 Annual Report, which can be found at www.bhpbilliton.com.

Coal briefing, 29 May 2013 Slide 40

Hay Point expansion underpins our uniquely integrated supply chain

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Hay Point Stage Three Expansion increases port capacity from 44 mtpa to 55 mtpa and reduces storm vulnerability

Project is 61% complete1

The project scope has been revised and now excludes demolition of the existing trestle

Schedule is currently under review with no impact to sales volumes anticipated

– marine works represent the major challenge given significant weather interruptions and productivity issues

In this context, the budget of US$1.25 billion (BHP Billiton share) is being reviewed

This project further underpins our competitive advantage in the Bowen Basin

HPX3 marine construction

Tropical Cyclone Yasi (Indicative)

16.5m

Tropical Cyclone Ului

11.5m

Highest tide level

7.14m

Existing trestle

New trestle

1. As at 30 April 2013.

Coal briefing, 29 May 2013 Slide 41

Appin Area 9 sustains Illawarra Coal operations

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Project progressing to plan

– budget of US$845 million (BHP Billiton share)

– project is 40% complete1, with initial production expected in CY16

Appin Area 9 will have production capacity of 3.5 mtpa

Two longwall domains will largely use existing infrastructure, personnel and longwall equipment

Appin Area 9 - shaft sinking

1. As at 30 April 2013.

Coal briefing, 29 May 2013 Slide 42

Hay Point

Hay Point – maximising supply chain efficiency

Stephen Dumble

Asset President BMA

29 May 2013

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Hay Point Coal Terminal

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Existing berths

3rd berth

New trestle

Existing trestle

New transfer towers

Product stockyards

Coal briefing, 29 May 2013 Slide 44

Hay Point Coal Terminal provides a significant competitive advantage

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Hay Point is 100% BMA owned

Dedicated port with full blending capability underpins our competitive advantage

Existing port capacity of 44 mtpa with expansion to 55 mtpa underway

Services eight of our Queensland Coal mines

Capacity details

– in-loading and out-loading capacity of 6,000 tph

– 5 stackers / reclaimers

– stockyard capacity 1.25 million tonnes

The port loads around 450 vessels per annum, shipping to 70 customers in more than 20 countries

Hay Point shiploading

Hay Point stockyards

Coal briefing, 29 May 2013 Slide 45

Leveraging our infrastructure network to deliver value for our shareholders

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- Capacity at four Queensland ports with matched rail flexibility allows us to optimise the supply chain
- BMA rail operations are being established with initial capacity of 15 mtpa commencing in CY14
- BMA is the only integrated metallurgical coal producer from mine to port in Australia



BMAC
C001

BMA locomotive



BMA operations
BMC operations
Under construction
Mine
Port
Rail
Abbot Point
Bowen
Abbot Point **50 mtpa**
Collinsville
Newlands Rail System **50 mtpa**
DBCT **85 mtpa**
Mackay
DBCT
Hay Point
Hay Point **44 mtpa** (55 mtpa HPX3)
South Walker Creek
Goonyella Riverside
Broadmeadow
Moranbah
Daunia
Poitrel
Caval Ridge
Peak Downs
Goonyella Rail System **129 mtpa**
Saraji
Dysart
Norwich Park
Gregory Crinum
Gladstone **81 mtpa**
Rockhampton
Emerald
Blackwater
Blackwater
Gladstone
Blackwater Rail System **74 mtpa**
0
100km

Note: All rail and port capacities are shown at 100%.

Coal briefing, 29 May 2013 Slide 46

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 28, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary